Exhibit 3.12

CERTIFICATE OF FORMATION
OF
LEGACY RESERVES OPERATING GP LLC

This Certificate of Formation of Legacy Reserves Operating GP LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.                                      The name of the Company is Legacy Reserves Operating GP LLC.

2.                                      The name and address of the registered agent of the Company shall be Capitol Services, Inc., 615 South Dupont Highway, Dover, Delaware  19901.

3.                                      The address of the registered office of the Company in Delaware is 615 South Dupont Highway, Dover, Delaware 19901.

IN WITNESS WHEREOF, the undersigned, an authorized person or agent or attorney-in-fact of the Company, has caused this Certificate of Formation to be duly executed as of the 19th day of January, 2006.

/s/ Steven H. Pruett
Steven H. Pruett
Authorized Person